

CORRECTED
August 8, 2014

Via E-mail
Eric M. Emans
Chief Financial Officer
Blucora, Inc.
10900 NE 8th Street, Suite 800
Bellevue, Washington 98004

> **Re: Blucora, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed February 27, 2014 and May 1, 2014, respectively**
> **File No. 000-25131**

Dear Mr. Emans:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that comments regarding your confidential treatment request, provided under separate cover, must be resolved prior to the completion of this review.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2. We note your risk factor that states the number of people who access similar products and services through mobile devices, such as smartphones and tablets, has increased dramatically in the past few years and you have limited experience to date in developing

products and services for users of these alternative devices. In addition, we note the discussion in your March 31, 2014 Form 10-Q regarding the negative impact on revenues from certain distribution partners migrating their mobile and tablet traffic to other content providers in light of the Google contract change. Quantify for us the amount of revenues generated from mobile devices and tell us how you considered providing metric information for your mobile users to add further context to this potential risk. In addition, describe any additional metrics that you use to manage and analyze revenues generated from and mobile devices. We refer you to Section III.A of SEC Release No. 33-8350.

Segment Revenue/Operating Income

Search, page 36

3.   We note that your top five distribution partners accounted for 33% and 47% of your search revenue for fiscal years 2013 and 2012, respectively. Please tell us whether any of these distribution partners has accounted for 10% or more your revenue in either of those years or presently. Please also tell us whether you have long-term, exclusive agreements with any of your top five distribution partners. If so, please describe the material terms of any such agreements in your response letter and include appropriate disclosure in future filings.

Non-GAAP Financial Measures, 46

4.   We note that the Non-GAAP Income and Non-GAAP Earnings per Share reconciliations starting on page 47 include separate line items for the cash tax effect of adjustments. Please tell us how you considered disclosing how the tax effect was calculated. See Question 102.11 of the Division of Corporate Finance's Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Audited Financial Statements

Consolidated Statements of Comprehensive Income, page 64

5.   We note that product sales associated with your Tax Preparation segment are included in the services revenue line item in your income statement. Quantify the amount of product sales and the related cost of sales associated with your Tax Preparation segment included in services revenues and the related cost of sales for all periods included in the filing. As part of your response, please tell us how your current presentation complies with Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Search Services Revenue Recognition, page 71

6.   We note the disclosure on page 71 that the company "assumes the credit risk for amounts invoiced to its Search Customers." Supplementally clarify whether the company is <u>obligated</u> to pay distribution partners for the paid search results, content, and information directed to their web properties in the event that a Search Customer does not pay the company. Tell us how this factored into your determination that the company is the primary obligor in arrangements with distribution partners. Refer to ASC 605-45 for guidance.

Note 3. Business Combinations, page 75

7.   We note that your purchase of TaxACT on January 31, 2012 resulted in the allocation of $101.4 million to customer relationships. We also note that these customer relationships have an average useful life of 8 years. Please supplementally explain to us how you determined the average useful life was 8 years, including significant assumptions and judgments involved in arriving at that estimated life. In addition, please tell us, and revise future filings to disclose, the method of amortization you use and your basis for use of that method.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Segment Revenue, Operating Income

Search

Current volatility in the Search business, page 20

8.   We note the significant slowdown of your owned and operated search business from a technology change requested by your Search Customers and that reflects an emerging search industry standard. To the extent this technology change event is reasonably likely to materially impact future operations and liquidity you should consider revising future filings to provide investors with greater insight into the nature and reason for the changes to this most significant portion of your business. See Item 303 of Regulation S-K.

9.   With regard to the above noted changes impacting your search business please explain to us what impact these changes have had on your revenue recognition policies among your different revenue sources. In particular, please address any material impact on your presentation of gross revenue recognition among your arrangements, considering ASC 605-45 in your response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Section IV. 2013 Performance and Targets, page 30

10. We note that your annual cash incentive bonus includes a discretionary element that is based on an evaluation of each named executive officer's achievement of certain individual objectives. In future filings please discuss each named executive officer's individual objectives and provide insight into the evaluation of each named executive officer's achievement of these objectives. Additionally, please disclose in future filings the percentage of the discretionary element of your annual cash incentive bonus that was actually awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng
by Mark P. Shuman

Maryse Mills-Apenteng
Special Counsel